EXHIBIT 1


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                                                                February 7, 2008

Board of Directors
CSX Corporation
500 Water Street
Jacksonville, FL  32202

Dear Board of Directors:

We reviewed yesterday's filing by CSX that amended the bylaws to "add provisions regarding shareholders' ability to request that the Board of Directors call a special meeting of shareholders." This provision could have been a positive step in improving CSX's corporate governance and adhering to the wishes of CSX shareholders, who voted more than 2 to 1 for such a change at the 2007 annual meeting.

Unfortunately, a close reading of the new bylaw provision reveals that it is not a shareholder-friendly change - rather, we believe it is a disingenuous effort to appear shareholder-friendly while preventing shareholders from ever being able to nominate directors at a special meeting.

The bylaw amendments say that special meetings may not be called to address issues that were on the agenda at an annual meeting in the past 12 months or will be on the agenda at an annual meeting in the next 90 days. Since the election of directors is on the agenda at every annual meeting, this means directors can NEVER be proposed at a special meeting. Thus, the new shareholder "right" eviscerates one of the most fundamental reasons a shareholder might want to call a special meeting. This is not the only item included in the amendment that appears designed to impede the ability of shareholders to call special meetings.

This cynical attempt to deceive shareholders is compounded by CSX's highly misleading 8-K filing which says the bylaws were amended to "add provisions regarding shareholders' ability to request that the Board of Directors call a special meeting of shareholders" subject to "certain conditions." The SEC filing fails to mention that these "conditions" render the bylaw amendment useless as it pertains to the nomination of directors. One must go to the bylaws themselves attached as an exhibit to realize the deception. This "Catch 22" approach to corporate governance should be an embarrassment to the CSX Board.

We feel this action validates our concern that CSX's Board and management do not value corporate governance and do not respect its shareholders. As a shareholder we find this unacceptable - the Board is in need of change. To this end, we have informed you and CSX shareholders that we intend to nominate a slate of directors with significant railroad experience at the 2008 annual meeting who will work hard to improve the Company's operating performance as well as its corporate governance.


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In  addition,  we will also propose a bylaw  amendment  that permits one or more shareholders that together hold at least 15% of all the shares of CSX capital stock to request a special meeting of shareholders to address ANY AND ALL issues
- including the election of directors. We will also seek to repeal all bylaw amendments enacted since January 1, 2008, including the amendment CSX disclosed yesterday.

However, the Board does not need to wait for positive change to occur. If the Board is truly interested in acting in shareholder interests, we urge you to repeal this restrictive language and adopt the bylaw amendment we have proposed
- one that actually gives shareholders REAL rights, not one that merely appears to.

Sincerely,


/s/ Snehal Amin

Snehal Amin
PARTNER
The Children's Investment Fund























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